Zi Corporation
Consolidated Balance Sheets

	June 30, 2003	December 31, 2002	December 31, 2002
(Canadian dollars)	US GAAP		Cdn. GAAP
	(unaudited)	(Adjusted)
Assets	(note 1)	(note 1)	(note 1)
Current assets
Cash and cash equivalents	$2,100,196	$5,342,771	$5,342,771
Accounts receivable - net allowance of $598,360 (December 31, 2002 - 389,765)	3,486,698	4,480,800	4,480,800
Work-in-progress	86,684	153,975	153,975
Prepayments and deposits	875,767	1,110,492	1,110,492
Total current assets	6,549,345	11,088,038	11,088,038

Notes receivable	2,695,000	3,155,200	3,155,200
Capital assets - net (note 5)	1,739,589	2,033,738	2,033,738
Intangible assets - net (note 6)	1,226,590	1,986,937	1,986,937
Investment in significantly influenced company (note 7)	-	-	-
	$12,210,524	$18,263,913	$18,263,913

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (note 13)	$4,914,036	$6,706,687	$6,706,687
Deferred revenue	1,123,035	798,268	798,268
Notes payable (note 8)	-	5,206,080	5,206,080
Current portion of capital lease obligations	74,794	158,952	158,952
Total current liabilities	6,111,865	12,869,987	12,869,987

Capital lease obligations	15,065	32,977	32,977
	6,126,930	12,902,964	12,902,964

Contingent liabilities and going concern (notes 2 & 10)

Shareholders' equity
Share capital (note 9)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-	-
Unlimited number of common shares, no par value, authorized, 39,281,821 (2002 - 37,914,250) issued and outstanding	134,654,066	130,144,769	96,502,449
Contributed surplus	-	-	240,573
Accumulated deficit	(131,264,443)	(127,424,236)	(91,382,073)
Accumulated other comprehensive income	2,693,971	2,640,416	-
	6,083,594	5,360,949	5,360,949
	$12,210,524	$18,263,913	$18,263,913

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Loss and Deficit

Three Months Ended June 30, (unaudited)	2003	2002	2002
(Canadian dollars)	US GAAP		Cdn. GAAP
	(note 1)
Revenue
License and implementation fees	$2,269,335	$2,038,515	$2,038,515
Other product revenue	127,037	1,155,853	1,155,853
	2,396,372	3,194,368	3,194,368

Cost of sales
License and implementation fees	188,983	67,052	67,052
Other	6,260	505,741	505,741
	195,243	572,793	572,793
Gross margin	2,201,129	2,621,575	2,621,575

Operating expenses

Selling general and administrative	(2,735,325)	(4,053,719)	(4,053,719)
Litigation and legal (note 10)	(257,587)	(1,202,323)	(1,202,323)
Product research and development	(596,919)	(1,131,750)	(1,131,750)
Depreciation and amortization	(502,798)	(787,645)	(802,952)
Foreign exchange gain	-	-	178,261
Operating loss before undernoted	(1,891,500)	(4,553,862)	(4,390,908)

Interest on long term debt	(4,117)	(3,668)	(3,668)
Other interest	(255,510)	(5,347)	(5,347)
Interest income and other income	10,853	113,349	113,349
Equity interest in loss of significantly influenced company (note 7)	-	-	-
Loss from continuing operations before income taxes	(2,140,274)	(4,449,528)	(4,286,574)
Income taxes	-	-	-
Loss from continuing operations	(2,140,274)	(4,449,528)	(4,286,574)

Discontinued operations (note 4)
Loss from discontinued operations	-	(2,427,008)	(2,774,287)
Net loss	(2,140,274)	(6,876,536)	(7,060,861)
Deficit, beginning of period	(129,124,169)	(92,829,712)	(56,664,900)
Deficit, end of period	$(131,264,443)	$(99,706,248)	$(63,725,761)

Basic and diluted loss from continuing operations per share	$(0.06)	$(0.12)	$(0.11)
Loss from discontinued operations per share	-	(0.06)	(0.07)
Basic and diluted loss per share	$(0.06)	$(0.18)	$(0.19)
Weighted average common shares	38,197,409	37,742,177	37,742,177
Common shares outstanding, end of period	39,281,821	37,893,350	37,893,350

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Loss and Deficit

Six Months Ended June 30, (unaudited)	2003	2002	2002
(Canadian dollars)	US GAAP		Cdn. GAAP
	(note 1)
Revenue
License and implementation fees	$5,905,613	$3,888,805	$3,888,805
Other product revenue	266,017	1,455,535	1,455,535
	6,171,630	5,344,340	5,344,340

Cost of sales
License and implementation fees	280,990	120,709	120,709
Other	26,754	584,463	584,463
	307,744	705,172	705,172
Gross margin	5,863,886	4,639,168	4,639,168

Operating expenses

Selling general and administrative	(5,938,733)	(7,663,079)	(7,663,079)
Litigation and legal (note 10)	(413,635)	(1,628,778)	(1,628,778)
Product research and development	(1,413,518)	(2,350,079)	(2,350,079)
Depreciation and amortization	(1,138,485)	(2,020,276)	(2,050,891)
Foreign exchange gain	-	-	175,639
Operating loss before undernoted	(3,040,485)	(9,023,044)	(8,878,020)

Interest on long term debt	(9,959)	(37,896)	(37,896)
Other interest	(814,766)	(6,665)	(6,665)
Interest income and other income	25,003	175,563	175,563
Equity interest in loss of significantly influenced company (note 7)	-	-	-
Loss from continuing operations before income taxes	(3,840,207)	(8,892,042)	(8,747,018)
Income taxes	-	-	-
Loss from continuing operations	(3,840,207)	(8,892,042)	(8,747,018)

Discontinued operations (note 4)
Loss from discontinued operations	-	(3,636,491)	(3,983,770)
Net loss	(3,840,207)	(12,528,533)	(12,730,788)
Deficit, beginning of period	(127,424,236)	(87,177,715)	(50,994,973)
Deficit, end of period	$(131,264,443)	$(99,706,248)	$(63,725,761)

Basic and diluted loss from continuing operations per share	$(0.10)	$(0.23)	$(0.23)
Loss from discontinued operations per share	-	(0.11)	(0.11)
Basic and diluted loss per share	$(0.10)	$(0.34)	$(0.34)
Weighted average common shares	38,089,761	37,662,167	37,662,167
Common shares outstanding, end of period	39,281,821	37,893,350	37,893,350

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

Three Months Ended June 30, (unaudited)	2003	2002	2002
(Canadian dollars)	US GAAP		Cdn. GAAP
	(note 1)
Net cash flow used in operating activities:
Net loss from continuing operations	$(2,140,274)	$(4,449,528)	$(4,286,574)
Items not affecting cash:
Loss on dispositions of capital assets	(1,460)	(33,886)	(33,886)
Depreciation and amortization	502,798	787,645	802,952
Non-cash compensation expense	659,733	-	-
Interest expense	60,929	-	-
Decrease (increase) in non-cash working capital (note 13)	(189,468)	1,039,821	1,039,821
Cash flow used in operating activities	(1,107,742)	(2,655,948)	(2,477,687)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	3,344,486	706,401	706,401
Issuance (settlement) of note payable	(4,799,706)	(22,716)	(22,716)
Payment of capital lease obligations	(51,897)	(30,781)	(30,781)
Cash flow from (used in) financing activities	(1,507,117)	652,904	652,904

Cash flow from (used in) investing activities:
Short-term investments	-	10,815,017	10,815,017
Purchase of capital assets	(20,958)	(718,701)	(718,701)
Proceeds from capital dispositions	-	22,158	22,158
Software development costs	(41,139)	(269,000)	(269,000)
Note receivable	240,600	-	-
Acquisition of subsidiaries net of bank indebtedness	-	-	-
Cash flow from(used in) investing activities	178,503	9,849,474	9,849,474

Cash flow used by discontinued operations	-	(2,373,873)	(2,373,873)
Effect of foreign exchange rate changes on cash and cash equivalents	22,713	178,261	-
Net cash outflow	(2,413,643)	5,650,818	5,650,818
Cash and cash equivalents, beginning of period	4,513,839	9,045,649	9,045,649
Cash and cash equivalents, end of period	$2,100,196	$14,696,467	$14,696,467

Non cash financing activity
Acquisition of subsidiary	$-	$790,000	$790,000
Equipment acquired under capital lease	$-	$17,669	$17,669

Components of cash and cash equivalents
Cash	$2,100,196	$3,617,797	$3,617,797
Cash equivalents	$-	$11,078,670	$11,078,670

Supplemental cash flow information
Cash paid for interest	$198,697	$9,015	$9,015

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

Six Months Ended June 30, (unaudited)	2003	2002	2002
(Canadian dollars)	US GAAP		Cdn. GAAP
	(note 1)
Net cash flow used in operating activities:
Net loss from continuing operations	$(3,840,207)	$(8,892,042)	$(8,747,018)
Items not affecting cash:
Loss on dispositions of capital assets	1,922	44,419	44,419
Depreciation and amortization	1,138,485	2,020,276	2,050,891
Non-cash compensation expense	659,733	-	-
Interest expense	135,078	-	-
Decrease (increase) in non-cash working capital (note 13)	(171,766)	(463,297)	(463,297)
Cash flow used in operating activities	(2,076,755)	(7,290,644)	(7,115,005)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	3,714,486	926,771	926,771
Issuance (settlement) of note payable	(5,206,080)	(30,663)	(30,663)
Payment of capital lease obligations	(102,070)	(52,219)	(52,219)
Cash flow from (used in) financing activities	(1,593,664)	843,889	843,889

Cash flow from (used in) investing activities:
Short-term investments	-	8,577,503	8,577,503
Purchase of capital assets	(28,378)	(785,351)	(785,351)
Proceeds from capital dispositions	3,594	22,158	22,158
Software development costs	(61,127)	(623,932)	(623,932)
Note receivable	460,200	-	-
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)	(1,884,433)
Cash flow from(used in) investing activities	374,289	5,305,945	5,305,945

Cash flow used by discontinued operations	-	(3,429,326)	(3,429,326)
Effect of foreign exchange rate changes on cash and cash equivalents	53,555	175,639	-
Net cash outflow	(3,242,575)	(4,394,497)	(4,394,497)
Cash and cash equivalents, beginning of period	5,342,771	19,090,964	19,090,964
Cash and cash equivalents, end of period	$2,100,196	$14,696,467	$14,696,467

Non cash financing activity
Acquisition of subsidiary	$-	$790,000	$790,000
Equipment acquired under capital lease	$-	$34,200	$34,200

Components of cash and cash equivalents
Cash	$2,100,196	$3,617,797	$3,617,797
Cash equivalents	$-	$11,078,670	$11,078,670

Supplemental cash flow information
Cash paid for interest	$763,795	$44,561	$44,561

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
(All amounts in Canadian dollars except per share amounts)
For the three and six month periods ended June 30, 2003

1.     NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2.     GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.25 million comprised of two installments between September 2003 and January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002, which were prepared in Canadian GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management has elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements are to be refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2003 and December 31, 2002. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 12 includes explanations of material differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented, relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive Loss

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Other comprehensive income
Foreign currency gain	$22,713	$178,261	$53,555	$175,639
Other comprehensive income	22,713	178,261	53,555	175,639
Net loss for the period	(2,140,274)	(6,876,536)	(3,840,207)	(12,528,533)
Comprehensive net loss for the period	$(2,117,561)	$(6,698,275)	$(3,786,652)	$(12,352,894)

Stock options and restricted stock units

At June 30, 2003, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of Financial Accounting Standards Board ("FASB") Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net loss from continuing operations:
As reported	$(2,140,274)	$(4,449,529)	$(3,840,207)	$(8,892,042)
Stock compensation expense	(1,235,698)	(2,256,162)	(2,327,211)	(4,595,163)
Pro forma	(3,375,972)	(6,705,691)	(6,167,418)	(13,487,205)
Loss from discontinued operations:	-	(2,427,008)	-	(3,636,491)
Pro forma Net loss:	$(3,375,972)	$(9,132,699)	$(6,167,418)	$(17,123,696)
Net loss per common share from continuing operations:
As reported, basic and diluted	$(0.06)	$(0.12)	$(0.10)	$(0.23)
Stock compensation expense, basic and diluted	(0.03)	(0.06)	(0.06)	(0.12)
Pro forma, basic and dilutive	$(0.09)	$(0.18)	$(0.17)	$(0.35)
Loss per share from discontinued operations:	-	(0.06)	-	(0.11)
Net loss per common share:	$(0.09)	$(0.24)	$(0.17)	$(0.46)
Stock options issued during period	1,377,532	20,000	1,587,532	270,666
Weighted average fair value of options granted during the period	$1.70	$3.57	$1.79	$4.56

The foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Risk free interest rate	3.862	3.934%	3.849%	3.934%
Expected life in years	4.7	3.0	4.452	3.0
Expected dividend yield	0%	0%	0%	0%
Volatility	63%	70%	67%	70%

Recent Accounting Pronouncements

On January 1, 2003, the Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to the legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. Adoption of SFAS No. 143 in 2003 has not had a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires consolidation of entities in which the Corporation is the primary beneficiary, despite not having voting control. Management has evaluated FIN 46 and does not believe the adoption will have a material effect on the Company's financial statements.

In January 2003, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of SFAS Statement No.12" (SFAS 148). SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based compensation. We are currently reviewing the impact that the adoption of SFAS 148 will have on our consolidated financial position and results of operations. We have not determined the impact of this accounting standard.

The following standards issued by the FASB do not impact us at this time:

•SFAS No. 149 - "Amendment for Statement 133 on Derivative Instruments and Hedging Activities" effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

• SFAS No. 150 - "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" effective for financial instruments issued at the beginning of the first interim period beginning after June 15, 2003.

4.     DISCONTINUED OPERATIONS

In 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company operated by Telecom Technology Company Ltd., which provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design. Accordingly, the results of operations of these businesses were accounted for on a discontinued basis as at June 30, 2002. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on any related business activities.

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Revenue	$-	$159	$-	$161,965
Operating loss	$-	$(2,427,008)	$-	$(3,636,491)

5.     CAPITAL ASSETS
	Cost	Accumulated amortization	Net book value
June 30, 2003
Computer and office equipment	$3,864,929	$2,362,049	$1,502,880
Leasehold improvements	806,338	569,629	236,709
	$4,671,267	$2,931,678	$1,739,589
December 31, 2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620
	$4,667,178	$2,633,440	$2,033,738

6. INTANGIBLE ASSETS
	Cost	Accumulated amortization	Net book value
June 30, 2003
Patent	$835,109	$404,947	$430,162
Software development costs	11,160,212	10,372,247	787,965
Human Capital	705,517	705,517	-
Goodwill	4,088,439	4,088,439	-
Acquired software licenses	75,645	67,182	8,463
	$16,864,922	$15,638,332	$1,226,590
December 31, 2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Human Capital	705,517	705,517	-
Goodwill	4,088,439	4,088,439	-
Acquired software licenses	75,645	54,575	21,070
	$22,116,223	$20,129,286	$1,986,937

7.     EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45% interest in MLG received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three and six month periods ended June 30, 2003 have not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund the loss.

8.     NOTES PAYABLE

On December 5, 2002, the Company borrowed US$3,300,000 (before fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum payable monthly, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding which are exercisable at one common share to one share purchase warrant for a price of $3.62 per share (see note 9). A commitment fee of US$300,000 was paid upon funding and has been deferred and amortized over the term of the note. The first extension terms included a four percent extension fee of US$130,800 paid upon funding and has been deferred and amortized over the term of the note. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of MLG, held by the Company.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of US$1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of US$45,000, paid in the equivalent of common shares of the Company, paid at 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of MLG, held by the Company.

9.     SHARE CAPITAL

Capital Stock
	Shares Outstanding	Amount	Additional paid-in capital
Common shares outstanding - December 31, 2002	37,914,250	$129,851,904	$292,865
Exercise of options	215,833	692,482	-
Issued under a private placement	1,000,000	2,660,004	-
Issued restricted stock units	-	-	659,733
Exercised restricted stock units	30,055	-	-
Issued on settlement of debt	21,683	60,929	-
Issued share purchase warrants	-	-	74,149
Issued on exercise of share purchase warrants	100,000	362,000	-
Common shares outstanding - June 30, 2003	39,281,821	$133,627,319	$1,026,747

Common share stock options, restricted stock units and share purchase warrants

During the three month period ended June 30, 2003, the Company completed a private placement of 1,000,000 units each priced at US$2 for net proceeds of US$1,981,110. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of US$2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

During the three and six month periods ended June 30, 2003, 115,833 and 215,833 stock options were exercised for proceeds of $322,482 and $692,482, respectively. During the three and six month periods ended June 30, 2003, 1,215,000 and 1,425,000 stock options were granted by the Company, respectively and as at June 30, 2003, the Company has a total of 5,414,200 outstanding options, which expire over a period of one to five years.

During the three month period ended June 30, 2003, 162,532 RSU's were granted by the Company. During the three month period ended June 30, 2003, 30,055 RSU's were exercised through the issuance of 30,055 shares for proceeds of nil. The RSU's vested upon granting and expire in five years from the date of grant. The Company has recorded in the three month period ended June 30, 2003, as part of selling, general and administration expense, $659,732 of compensation expense, calculated by using the Black-Scholes option pricing model.

During the three month period ended June 30, 2003, the Company issued 100,000 shares through the exercise of 100,000 share purchase warrants of the Company at a price of $3.62 per share (see note 8). The Company has recorded in the three and six month periods ended June 30, 2003, as part of other interest expense, a charge of nil and $74,149, respectively, calculated by using the Black-Scholes option pricing model.

10.     CONTINGENT LIABILITIES AND GUARANTEES

The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$1.25 million (the "Outstanding Balance"), which remains to be paid in scheduled instalment payments in September 2003 and on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$5.75 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:

(i)	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;

(ii)	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;

(iii)	the Company violates the terms of the Consent Judgement; or

(iv)	the Company breaches any of the terms of the settlement agreement.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. On occasion the Company may provide indemnities. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

11.     SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

	Revenue
	License and implementation fees	Software and other	Total	Operating profit (loss)
Three Months Ended June 30, 2003
Zi Technology	$2,269,335	$5,921	$2,275,256	$(150,847)
e-Learning	-	121,116	121,116	(415,795)
Other	-	-	-	(1,324,858)
Total	$2,269,335	$127,037	$2,396,372	$(1,891,500)
Three Months Ended June 30, 2002
Zi Technology	$2,038,515	$-	$2,038,515	$239,230
e-Learning	-	1,155,853	1,155,853	(1,568,705)
Other	-	-	-	(3,224,387)
Total	$2,038,515	$1,155,853	$3,194,368	$(4,553,862)
Six Months Ended June 30, 2003
Zi Technology	$5,905,613	$5,921	$5,911,534	$216,460
e-Learning	-	260,096	260,096	(836,821)
Other	-	-	-	(2,420,124)
Total	$5,905,613	$266,017	$6,171,630	$(3,040,485)
Six Months Ended June 30, 2002
Zi Technology	$3,888,805	$-	$3,888,805	$(1,406,884)
e-Learning	-	1,407,717	1,407,717	(3,132,769)
Other	-	47,818	47,818	(4,483,391)
Total	$3,888,805	$1,455,535	$5,344,340	$(9,023,044)

Identifiable assets	June 30, 2003	December 31, 2002
Zi Technology	$5,618,912	$8,597,467
e-Learning	1,618,901	3,989,957
Other	4,972,711	5,676,489
Total	$12,210,524	$18,263,913

The investment in significantly influenced subsidiary and its associated loss have been included as part of the e-Learning business unit and as part of the Canadian geographic segment. Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

	Revenue
	License and implementation fees	Software and other	Total	Operating profit (loss)
Three Months Ended June 30, 2003
Canada	$722,531	$5,599	$728,130	$(1,706,021)
China	780,289	121,438	901,727	(378,171)
USA	766,515	-	766,515	243,554
Other	-	-	-	(50,862)
Total	$2,269,335	$127,037	$2,396,372	$(1,891,500)
Three Months Ended June 30, 2002
Canada	$893,171	$1,022,164	$1,915,335	$(2,525,450)
China	349,856	133,689	483,545	(1,967,374)
USA	795,488	-	795,488	69,026
Other	-	-	-	(130,064)
Total	$2,038,515	$1,155,853	$3,194,368	$(4,553,862)
Six Months Ended June 30, 2003
Canada	$1,861,208	$12,038	$1,873,246	$(2,940,165)
China	1,822,177	253,979	2,076,156	(738,605)
USA	2,222,228	-	2,222,228	728,063
Other	-	-	-	(89,778)
Total	$5,905,613	$266,017	$6,171,630	$(3,040,485)
Six Months Ended June 30, 2002
Canada	$1,754,234	$1,210,675	$2,964,909	$(5,128,849)
China	849,511	244,860	1,094,371	(3,074,391)
USA	1,285,060	-	1,285,060	(222,214)
Other	-	-	-	(597,590)
Total	$3,888,805	$1,455,535	$5,344,340	$(9,023,044)

Identifiable assets	June 30, 2003	December 31, 2002
Canada	$9,433,693	$13,491,016
China	1,358,969	2,059,054
USA	1,187,245	2,449,365
Other	230,617	264,478
Total	$12,210,524	$18,263,913

12.     SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented using Canadian GAAP in 2002 and all previous periods.

Start-up costs

Pursuant to Canadian GAAP Emerging Issues Committee ("EIC") Abstract 27, "Revenues and Expenditures During the Pre-Operating Period", certain costs of start-up activities and organizational costs are capitalized as incurred as long as the expenditure is directly related to placing the new business into service, is incremental in nature and recoverable through future operations. Start-up costs include those one-time activities related to organizing a new entity. Consequently, start-up costs associated with the 1999 acquisition of Beijing Oz Education Network Ltd. ("Oztime") of $306,143 have been capitalized. Related amortization charges recorded pursuant to Canadian GAAP are included in income under Canadian GAAP.

Share capital

Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $33,349,455. US GAAP does not allow for such restatement. This reclassification has no effect on net shareholders' equity as at December 31, 2002 and June 30, 2003.

Foreign currency translation

Under Canadian GAAP, the Company, on a consolidated basis, is required, for the year ended December 31, 2002 and the three and six month periods ended June 30, 2003, to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into Canadian dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net loss as compared to inclusion as part of other comprehensive income disclosed in note 3 under US GAAP.

Consolidated statement of loss

The application of Canadian GAAP would have the following effects on net loss as reported:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net loss from continuing operations as reported in accordance with US GAAP	$(2,140,274)	$(4,449,528)	$(3,840,207)	$(8,892,042)
Adjustments:
Start-up costs amortization	-	(15,307)	-	(30,615)
Foreign exchange gain	22,713	178,261	53,555	175,639
Total adjustments	22,713	162,953	53,555	145,024
Net loss from continuing operations under Canadian GAAP	$(2,117,561)	$(4,286,574)	$(3,786,652)	$(8,747,018)
Loss from discontinued operations	-	(2,774,287)	-	(3,983,770)
Net loss under Canadian GAAP	$(2,117,561)	$(7,060,861)	$(3,786,652)	$(12,730,788)
Loss from continuing operations per share under Canadian GAAP	$(0.06)	$(0. 11)	$(0.10)	$(0.23)
Loss from discontinued operations per share under Canadian GAAP	-	(0.07)	-	(0.11)
Loss per share under Canadian GAAP	$(0.06)	$(0.19)	$(0.10)	$(0.34)

Shares outstanding used to compute per share figures under Canadian GAAP are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Weighted average number of shares	38,197,409	37,742,177	38,089,761	37,662,167

Stock-based compensation

Effective January 1, 2002, under Canadian GAAP, the Company is required to adopted Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 3), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
Compensation costs	2003	2002	2003	2002
Net loss	$(2,117,561)	$(7,060,861)	$(3,786,652)	$(12,730,788)
Add: Stock option expense	(1,288,095)	(136,180)	(1,593,807)	(450,057)
Net loss, pro forma	$(3,405,656)	$(7,197,041)	$(5,380,459)	$(13,180,845)

Basic net loss per share	$(0.06)	$(0.19)	$(0.10)	$(0.34)
Add: Stock option expense	(0.03)	(0.00)	(0.04)	(0.01)
Basic net loss per share, pro forma	$(0.09)	$(0.19)	$(0.14)	$(0.35)

Consolidated balance sheets

The application of Canadian GAAP would have the following effects on balance sheet items as reported:

Shareholders' equity	Six Months Ended June 30, 2003	Year Ended December 31, 2002
Shareholders' equity under Canadian GAAP, beginning of period	$5,360,949	$43,876,530
Share capital issued and contributed surplus	4,509,297	1,871,519
Net loss from continuing operations under US GAAP	(3,840,207)	(31,169,442)
Net loss from discontinued operations under US GAAP	-	(9,077,079)
Adjustments to net loss for the period under Canadian GAAP	53,555	(140,579)
Shareholders' equity under Canadian GAAP, end of period	$6,083,594	$5,360,949

13.     SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities
	June 30, 2003	December 31, 2002
Trade accounts payable	$ 177,679	$ 979,246
Litigation and legal	3,035,794	3,961,939
Compensation	1,522,647	884,021
Other accrued liabilities	177,916	881,481
Total	$ 4,914,036	$ 6,706,687

Non-cash working capital

The following balances are included as part of non-cash working capital:

Non-cash working capital	Three Months Ended June 30,	Six Months Ended June 30,
	2003	2002	2003	2002
Accounts receivable	$ (1,016,010)	$ (1,265,610)	$ 994,102	$ 252,298
Work-in-progress and inventory	(56,527)	(17,968)	67,291	208,317
Prepayments and deposits	212,309	(292,854)	234,725	(350,910)
Accounts payable and accrued liabilities	1,261,327	420,117	(1,792,651)	(503,531)
Deferred revenue	(211,631)	116,494	324,767	(69,472)
(Decrease) increase in non-cash working capital	$ 189,468	$ (1,039,821)	$ 171,766	$ (463,297)

Loss per share

For the three and six month periods ended June 30, 2003, anti-dilutive stock options, warrants and performance based escrowed shares of 6,086,677 have been excluded in the calculation of diluted loss per share (three and six month periods ended June 30, 2002 - 7,021,331).

14.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.